Mail Stop 3561

March 19, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Wade Miquelon
Executive Vice President, Chief Financial Officer
2210 West Oaklawn Drive
Springdale, Arkansas 72762

      Re: **Tyson Foods, Inc.**
                Form 10-K for the year ended September 30, 2006
                Filed December 13, 2006
                File No. 001-14704

Dear Mr. Miquelon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Linda Cvrkel
                Branch Chief